Exhibit 99.1

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                          SUITE 221, 1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA


March 4, 2002

Dear Shareholder:

         Enclosed is a notice of special meeting and a management proxy statement regarding a special meeting of the shareholders of Capital Environmental Resource Inc. (the "Company") to be held at the Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, Canada on March 27, 2002 at 10:00 a.m. (Toronto Time). Also enclosed is a form of proxy relating to the meeting.

         The meeting has been called to ask shareholders to consider the proposed issuance of 11,320,754 of the Company's Common Shares upon the conversion of the same number of the Company's Series 1 Preferred Shares. The Series 1 Preferred Shares were issued and sold to a group of investors on February 6, 2002 for an aggregate purchase price of approximately US $30.0 million. Approximately US $25.3 million of the proceeds from the transaction were used by the Company to complete its acquisition of Waste Services Inc., a Canadian waste services provider, on February 6, 2002. The remainder of the proceeds will be used for general corporate purposes, including transaction expenses.

         Pursuant to the rules of the Nasdaq Stock Market, the proposed issuance of Common Shares must be approved by the Company's shareholders. Under the subscription agreement with the purchasers of the Series 1 Preferred Shares, the Company has agreed to hold this special meeting to have shareholders vote on the proposed issuance of Common Shares.

         The Board of Directors of the Company believes that the proposed issuance of Common Shares is in the best interests of the Company and its shareholders and accordingly has unanimously approved the transaction and recommends that the shareholders vote FOR the proposed issuance.

         The notice of special meeting and management proxy statement attached hereto include details of the meeting and the proposed issuance of Common Shares. Regardless of the number of Common Shares you own, it is important that you be present or represented at the meeting. If you are unable to attend the meeting in person, kindly complete, date, sign and return the enclosed form of proxy in the envelope provided for this purpose immediately so that your shares can be voted at the meeting in accordance with your instructions.

                                            Yours truly,

                                            (signed)

                                            David Sutherland-Yoest
                                            Chairman and Chief Executive Officer

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                          SUITE 221, 1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA


--------------------------------------------------------------------------------

                  NOTICE OF SPECIAL MEETING AND PROXY STATEMENT
                     FOR THE SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON MARCH 27, 2002

--------------------------------------------------------------------------------




These documents require immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your legal or other professional advisors.

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                          SUITE 221, 1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 27, 2002

         NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of Capital Environmental Resource Inc. (the "Company") will be held at the Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, Canada on March 27, 2002 (the "Meeting Date") at 10:00 a.m. (Toronto time) for the following purpose:

         To consider and, if thought advisable, pass a resolution authorizing the issuance by the Company of 11,320,754 of the Company's common shares (the "Common Shares") upon the conversion of the same number of the Company's Series 1 Preferred Shares.

         The accompanying Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Meeting. A copy of the text of the resolution referred to above is attached as Annex A to the accompanying Proxy Statement. The Proxy Statement provides additional information relating to the matter to be addressed at the Meeting. A form of proxy also accompanies this notice.

         The Board of Directors has fixed the close of business on February 11, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournments or postponements thereof.

         Regardless of the number of Common Shares of the Company you own, it is important that you be present or represented at the Meeting. If you are not able to attend the Meeting in person, please exercise your right to vote by signing, dating and returning the enclosed proxy card to American Stock Transfer & Trust Company, 6201 - 15th Ave., 3rd Floor, Brooklyn, New York, 11219 so as to arrive not later than 5:00 p.m. (Toronto Time) on March 25, 2002 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            (signed) Thomas E. Durkin, III
                                            Senior Vice President,
                                            General Counsel and Secretary
Burlington, Ontario
March 4, 2002

                   CAPITAL ENVIRONMENTAL RESOURCE INC.
                          SUITE 221, 1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA

               PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 27, 2002

--------------------------------------------------------------------------------


                                   THE MEETING

GENERAL

         This proxy statement (the "Proxy Statement") is being furnished to the shareholders of Capital Environmental Resource Inc., an Ontario corporation (the "Company"), in connection with the solicitation of proxies by the Company's Board of Directors (the "Board" or the "Board of Directors") to be voted at a special meeting of shareholders (the "Meeting") to be held on March 27, 2002 at the Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, Canada at 10:00 a.m. (Toronto Time).

         This Proxy Statement provides information that shareholders should read before they vote on the proposal that will be presented at the Meeting. The Company is sending this Proxy Statement and the proxies solicited hereby to its shareholders beginning on or about March 6, 2002.

         At the Meeting, shareholders will be asked to vote upon a proposal (the "Share Issuance Proposal") to authorize the issuance (the "Share Issuance") by the Company of 11,320,754 of the Company's common shares (the "Common Shares") upon the conversion of the same number of the Company's Series 1 Preferred Shares (the "Preferred Shares").

         THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE SHARE ISSUANCE PROPOSAL.

SOLICITATION

         The Company has distributed copies of the Notice of Special Meeting of Shareholders, this Proxy Statement and a proxy card (collectively, the "Documents") directly to shareholders and to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries") for onward distribution to shareholders whose Common Shares are held by or in the custody of Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

         Solicitation will be primarily by mail, the cost of which will be borne by the Company.

NON-REGISTERED SHAREHOLDERS

         Non-Registered Shareholders who wish to file proxies should follow the directions of their Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

             1. Be provided with a proxy executed by the Intermediary but otherwise uncompleted. The Non-Registered Shareholder may complete the proxy and return it directly to the Company's transfer agent, American Stock Transfer & Trust Company;

         - or -

             2. Be provided with a request for voting instructions. The Intermediary is required to send the Company an executed proxy completed in accordance with any voting instructions received by it.

         The persons named as proxies in the enclosed proxy are officers of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting that person's name in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Company's transfer agent, American Stock Transfer & Trust Company, in time for use at the Meeting.

VOTING OF PROXIES

         Common Shares represented by properly executed proxies in favor of persons designated in the printed portion of the enclosed proxy WILL BE VOTED FOR THE SHARE ISSUANCE PROPOSAL. The enclosed proxy confers discretionary authority on the persons named in it with respect to amendments or variations to the Share Issuance Proposal, or other matters, which may properly come before the Meeting. At the time of printing this Proxy Statement, the Company's management knows of no such amendments, variations or other matters to come before the Meeting.

         Failure to return a proxy or vote in person will not affect the outcome of the Share Issuance Proposal as long as a quorum is achieved. If you sign your proxy or broker voting instruction card with no further instructions, your Common Shares will be voted "FOR" the Share Issuance Proposal and at the discretion of the proxy holder on any other matters that properly come before the Meeting or any adjournment thereof.

REVOKING YOUR PROXY

         If you decide to change your vote, you may revoke your proxy at any time before it is voted. You may revoke your proxy by:

         1. completing a proxy bearing a later date than the previously signed proxy and depositing it with the Company's transfer agent, American Stock Transfer & Trust Company, as described in the Notice of Special Meeting; or

         2. depositing a written statement, signed by you or your attorney authorized in writing:

             (a) at the office of the Company, Capital Environmental Resource Inc., Suite 221, 1005 Skyview Drive, Burlington, Ontario L7P 5BI, Canada, Attention: Thomas E. Durkin, III, Senior Vice President, General Counsel and Secretary at any time up to and including March 26, 2002, or the business day preceding the day to which the Meeting is adjourned; or

             (b) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

 If you are a Non-Registered Shareholder you may revoke a proxy or voting instruction given to an Intermediary at any time by written notice to the Intermediary, provided the revocation is received by the Intermediary at least seven days prior to the Meeting.

COMMON SHARES ENTITLED TO VOTE; RECORD DATE

         The Board of Directors has fixed the close of business on February 11, 2002 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournments or postponements thereof. On the Record Date, 23,696,627 Common Shares were issued and outstanding, each of which is entitled to one vote on the proposal to be presented at the Meeting. Only holders of record of Common Shares at the close of business on the Record Date may vote at the Meeting unless a holder transfers the ownership of his or her Common Shares after the Record Date and the transferee of such Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting that his or her name be included in the list of holders of Common Shares entitled to vote.

VOTE REQUIRED FOR APPROVAL

         Approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. As described in "The Share Issuance Proposal -- Background of the Proposal" below, certain persons and entities have agreed to vote in favor of the Share Issuance Proposal. As of the Record Date, such persons and entities, and persons controlling them, beneficially owned approximately 63.8% of the outstanding Common Shares.

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

         The presence of the holders of at least one third of the outstanding Common Shares entitled to vote at the Meeting, whether in person or represented by proxy, will constitute a quorum for purposes of holding and transacting business at the Meeting. Each Common Share entitles the holder thereof to one vote at the Meeting. If a quorum is not present at the Meeting, a vote cannot occur. Common Shares represented in person or by a properly executed proxy will be counted for the purpose of determining whether a quorum is present at the Meeting. Both abstentions and "broker non-votes" are counted as present for the purposes of determining the presence of a quorum. Generally, a broker non-vote occurs when Common Shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner, and (2) the broker lacks discretionary voting power to vote such Common Shares. Abstentions will be counted as part of the total number of votes cast in determining whether the Share Issuance Proposal has received the requisite number of favorable votes, whereas broker non-votes will not be counted as part of the total number of votes cast on such proposal. Thus, abstentions will have the same effect as votes against the Share Issuance Proposal, whereas broker non-votes will have no effect in determining whether such proposal has been approved by the stockholders.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         STATEMENTS IN THIS PROXY STATEMENT THAT ARE NOT DESCRIPTIONS OF HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE STATEMENTS AND OTHER STATEMENTS MADE ELSEWHERE BY THE COMPANY OR ITS REPRESENTATIVES, WHICH ARE IDENTIFIED OR QUALIFIED BY WORDS SUCH AS "LIKELY", "WILL", "SUGGESTS", "EXPECTS", "MAY", "BELIEVE", "COULD", "SHOULD", "WOULD", "ANTICIPATES", "PLANS" OR SIMILAR EXPRESSIONS AND THEIR OPPOSITES, ARE BASED ON A NUMBER OF ASSUMPTIONS. FORWARD-LOOKING STATEMENTS INCLUDE INFORMATION CONCERNING POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OF THE COMPANY. ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH HEREIN AND IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                           THE SHARE ISSUANCE PROPOSAL

BACKGROUND OF THE PROPOSAL

         In late November 2001, the Company learned that Waste Services Inc., a Canadian waste services provider ("WSI"), was planning to conduct an auction for the sale of its business. Management of the Company believed that the sale of WSI presented an attractive strategic opportunity for the Company. Management further believed that an auction of WSI would attract a number of significant competitors in the Canadian market and that it was in the Company's best interests to attempt to reach an agreement for the purchase of WSI prior to the commencement of such an auction.

         During the last week of November and the first week of December 2001, the parties conducted extensive negotiations regarding the terms of a proposed transaction between the Company and WSI. Pursuant to the negotiations, it was agreed that the closing of the transaction would occur on or before January 30, 2002 and that the definitive agreement would not contain any financing condition to the Company's obligation to close the transaction.

         At a meeting held on December 7, 2001, the Company's Board of Directors approved the WSI transaction on the terms and subject to the conditions that had been agreed upon between the Company and WSI. On December 11, 2001, the Company entered into a Share Purchase Agreement (the "WSI Purchase Agreement") with the shareholders of WSI providing for the Company's purchase of all of the stock of WSI for aggregate consideration of approximately CDN $40.0 million (approximately US $25.3 million).

         On December 20, 2001, the Board of Directors of the Company met to consider, among other things, the available alternatives to finance the Company's acquisition of WSI. Due to restrictions on the Company's ability to borrow funds for acquisitions under its credit facility and the short time frame available to raise the necessary financing, the Board determined that the best available option for financing the WSI transaction and related working capital needs was to offer to the investors who participated in the Company's September 2001 private placement the opportunity to purchase additional securities of the Company on a pro rata basis and to offer any portions of the placement not purchased by that group to other potential interested investors whose participation would be beneficial to the Company. Because certain directors or entities controlled by them participated in the September transaction and would therefore be offered the opportunity to participate in the new private placement (see "--Interests of Certain Persons in the Proposal"), an independent committee (the "Independent Committee") consisting of Warren Grover, an independent director, was established on December 20, 2001 to review and approve the proposed transaction. On January 2, 2002, the Independent Committee retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company in connection with the private placement transaction.

         During December 2001 and January 2002, the Independent Committee reviewed the proposed terms of the private placement transaction, including but not limited to the type of security to be issued, the proposed purchase price and the aggregate amount to be raised in the transaction, and considered other relevant factors, including but not limited to the interests of certain directors and officers of the Company in the transaction, the short time frame available to the Company to raise the necessary financing and the viability of other financing alternatives. The full Board of Directors also reviewed and considered the proposed terms of the private placement transaction at meetings held on December 20, 2001; January 7, 2002; and January 21, 2002. Among the factors considered by the Independent Committee and the full Board of Directors were the rules of the Nasdaq Stock Market requiring shareholder approval of issuances of more than 20% of the Company's outstanding voting securities. Given the difficulties associated with holding a shareholders' meeting prior to the scheduled closing of the WSI transaction, the Independent Committee and the

Board of Directors concluded that it was in the best interests of the Company to offer to the investors non-voting preferred shares that would be convertible into Common Shares upon shareholder approval obtained in accordance with the Nasdaq rules.

         On January 10, 2002, the Independent Committee received the verbal opinion of Houlihan Lokey that the sale by the Company of up to US $30 million of convertible preferred shares at a purchase price of $2.65 per share was fair, from a financial point of view, to the Company. On January 21, 2002, the Independent Committee recommended to the full Board of Directors a transaction in which the Company would offer to investors who participated in the September private placement transaction up to US $30.0 million of a newly created series of preferred stock having the terms set forth on Annex B attached hereto at a purchase price of US $2.65 per share. With the interested directors abstaining (see "--Interests of Certain Persons in the Proposal"), the Board then unanimously approved the private placement transaction, authorized the creation of the Preferred Shares and fixed the terms thereof (including their automatic conversion upon shareholder approval), and authorized the Company to enter into a subscription agreement and other related agreements with the investors in connection with the private placement transaction.

         On February 5, 2002, the Independent Committee and the Board of Directors received the written opinion of Houlihan Lokey that the consideration to be received by the Company in connection with the private placement transaction was fair to the Company from a financial point of view. The full text of Houlihan Lokey's opinion, which describes among other things the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion is attached to this Proxy Statement as Annex C and is incorporated herein by reference. You are urged to read Houlihan Lokey's opinion in its entirety.

         The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Houlihan Lokey believes, and so advised the Board of Directors, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

         The Houlihan Lokey opinion does not address the underlying business decision of the Board of Directors to effect the private placement transaction, and it does not constitute a recommendation to any shareholder as to how the shareholder should vote on the Share Issuance Proposal. Houlihan Lokey did not, and was not requested by the Independent Committee or any other person to, consider any alternatives to the private placement transaction. Houlihan Lokey was not asked to opine and does not express any opinion as to any matter other than the fairness, from a financial point of view, of the consideration to be received by the Company in connection with the private placement transaction. Houlihan Lokey did not independently verify the accuracy or completeness of any of the information supplied to it with respect to the Company, WSI, or the private placement transaction and does not assume responsibility for it.

         On February 5, 2002, the Company and the investors entered into the subscription agreement with respect to the private placement transaction (the "Subscription Agreement"). A copy of the form of Subscription Agreement is attached hereto as Annex D. Under the Subscription Agreement, each investor agreed to be present in person or by proxy at any shareholder meeting with respect to the Share Issuance and to vote all of the Common Shares owned by such investor in favor of the Share Issuance.

         On February 6, 2002, the Company closed the private placement transaction, issuing 11,320,754 Preferred Shares to the investors for an aggregate purchase price of approximately US $30.0 million. Immediately thereafter, the Company completed its acquisition of WSI under the WSI Purchase Agreement. In connection with the closing of the private placement transaction, the Company entered into a Registration Rights Agreement with the investors, which provides the investors with four rights to demand registration of the Common Shares issuable upon conversion of the Preferred Shares and unlimited piggy-back rights with respect to such Common Shares, subject to customary cut-backs with respect to underwritten offerings.

         In connection with the private placement transaction, the Company engaged Sanders Morris Harris Inc. ("SMH") to identify certain investors willing to purchase Preferred Shares. The Company paid SMH a fee of US $1,250,000 upon the closing of the private placement transaction pursuant to this engagement. Don A. Sanders, a director of the Company, is an officer and a director of SMH. The terms of SMH's engagement were reviewed and approved by the Board of Directors, with Mr. Sanders abstaining from participation in any discussion or vote on the matter.

         Holders of the Preferred Shares do not have any voting or dividend rights with respect to the Preferred Shares. Each Preferred Share has a liquidation preference equal to its purchase price (US $2.65), and will automatically convert into one Common Share only upon shareholder approval of the Share Issuance Proposal. Each Common Share issued upon conversion of the Preferred Shares will entitle its holder to one vote on all matters on which holders of Common Shares are entitled to vote, and will in all respects be equivalent to the Common Shares outstanding prior to such conversion.

         Shareholder approval of the Share Issuance is required in accordance with the rules of the Nasdaq Stock Market because the aggregate amount of Common Shares to be issued upon conversion of the Preferred Shares will be in excess of 20% of the number of Common Shares outstanding as of the date of such conversion. Under the Subscription Agreement, the Company has agreed to use its best efforts to hold a special meeting of shareholders to vote upon the Share Issuance and to secure approval of the Share Issuance Proposal.

INTERESTS OF CERTAIN PERSONS IN THE SHARE ISSUANCE PROPOSAL.

         In determining how to vote at the Meeting, shareholders should be aware that certain directors and executive officers of the Company have interests in the Share Issuance that may present them with actual or potential conflicts of interests. The Independent Committee and the Board of Directors were each aware of these interests and considered them at the time of approving the private placement transaction. The Board of Directors also took these interests into account prior to approving the Share Issuance and making its recommendation to the shareholders to vote in favor of the Share Issuance.

         Each of David Sutherland-Yoest, the Chairman and Chief Executive Officer of the Company, Don A. Sanders, a director of the Company, Gary W. DeGroote, a director of the Company, Lucien Remillard, a director of the Company, and David J. Feals, the Chief Financial Officer of the Company and/or entities controlled by them owns Preferred Shares that will be converted into Common Shares upon approval of the Share Issuance. As of the Record Date, each of such persons also beneficially owned Common Shares as set forth in the table below.

         In addition, Thomas E. Durkin, III, the Senior Vice President and General Counsel of the Company, has an ownership interest, through Durkin & Durkin Realty, LLC, in Preferred Shares that will be converted into Common Shares upon approval of the Share Issuance. As of the Record Date, Durkin & Durkin Realty, LLC also beneficially owned Common Shares, as noted below.

         The following table shows, as of the Record Date, (i) the number of Common Shares and percentage of outstanding Common Shares beneficially owned by the persons named above, (ii) the number of Preferred Shares beneficially owned by such persons and (iii) the number of Common Shares and percentage of outstanding Common Shares that will be beneficially owned by the persons named above upon approval of the Share Issuance Proposal. See also "Principal Ownership of Common Shares by Directors, Officers and Principal Shareholders."

                                                                                                                  PERCENTAGE OF
                                                                                            NUMBER OF COMMON       OUTSTANDING
                                                       PERCENTAGE OF                          SHARES TO BE      COMMON SHARES TO
                                  NUMBER OF COMMON      OUTSTANDING         NUMBER OF      BENEFICIALLY ONWED     BE OWNED UPON
                                       SHARES          COMMON SHARES    PREFERRED SHARES   UPON CONVERSION OF     CONVERSION OF
                                    BENEFICIALLY       BENEFICIALLY       BENEFICIALLY          PREFERRED           PREFERRED
              NAME                     OWNED               OWNED             OWNED               SHARES               SHARES
              ----                     -----               -----             -----               ------               ------
David Sutherland-Yoest               1,500,000             6.33%            1,949,497(1)        3,449,497             9.85%
Don A. Sanders                       1,926,311             8.13%              200,000           2,126,311             6.07%
Gary W. DeGroote                     1,500,000(1)          6.33%              775,000(1)        2,275,000             6.50%
Lucien Remillard                     1,500,000(1)          6.33%            1,478,497(1)        2,978,497             8.50%
David J. Feals                          50,000             0.21%               22,870              72,870             0.21%
Durkin & Durkin Realty,
LLC (2)                                175,000             0.07%              291,634             466,634             1.30%

(1)      Consists of shares owned by an entity or entities controlled by the named individual.
(2)      Thomas  Durkin owns 20% of the  membership  interests in Durkin & Durkin  Realty,  LLC. Mr.  Durkin does not have the power to vote or dispose of the shares owned by Durkin & Durkin Realty, LLC.

         Under the Subscription Agreement, each of the investors in the private placement transaction has agreed to vote all of the Common Shares owned by them in favor of the Share Issuance Proposal. As of the Record Date, the investors, and such persons controlling such investors, beneficially owned approximately 63.8% of outstanding Common Shares.

         Other than their agreement to vote their Common Shares in favor of the Share Issuance Proposal, there are no agreements, arrangements or understandings among the investors with respect to acquiring, holding, disposing of or voting their Common Shares (including the Common Shares issuable upon conversion of the Preferred Shares).

EFFECT OF THE SHARE ISSUANCE

         Upon approval of the Share Issuance Proposal, each outstanding Preferred Share will be converted into one fully-paid, non-assessable Common Share. The conversion will take place automatically on a date specified by the Board of Directors or on the date which is five days following the date of shareholder approval of the Share Issuance, whichever first occurs. The holder of each Common Share issued upon conversion of a Preferred Share will be entitled to one vote with respect to all matters on which holders of Common Shares are entitled to vote, and shall be entitled to exercise all the rights of a holder of Common Shares.

         The Common Shares to be issued upon conversion of the Preferred Shares will not be registered under the United States Securities Act of 1933, as amended, or under applicable Canadian securities laws. Such Common Shares will therefore be subject to restrictions on resale under such laws. As discussed above, the Company has entered into a Registration Rights Agreement with the holders of the Preferred Shares which grants such holders demand and piggy-back registration rights with respect to the Common Shares issuable upon conversion of the Preferred Shares.

         The Share Issuance will result in immediate and substantial dilution to existing shareholders. Conversion of the Preferred Shares will result in the issuance of 11,320,754 Common Shares, which represents 47.8% of the Common Shares outstanding as of the Record Date. The issuance of such Common Shares will reduce the Company's net income per share from levels otherwise expected and could reduce the market price of the Common Shares, unless the Company can achieve revenue growth or cost savings sufficient to offset the dilutive effect of issuing such Common Shares. The Share Issuance will also have a dilutive effect on the voting power of existing shareholders, other than those shareholders who purchased their pro rata share of the Preferred Shares offered in the private placement transaction.

         The Share Issuance will also result in certain directors and executive officers of the Company beneficially owning a greater percentage of the outstanding Common Shares than such directors and executive officers owned prior to the Share Issuance. As of the Record Date, the Company's directors and executive officers beneficially owned approximately 27.1% of the Common Shares. See "Principal Ownership of Common Shares by Directors, Officers and Principal Shareholders." Immediately following the Share Issuance, the Company's directors and executive officers will beneficially own approximately 31.1% of the Common Shares, and thus will have increased influence over all matters presented to the shareholders for a vote.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS BELIEVES THAT THE SHARE ISSUANCE IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND ACCORDINGLY HAS UNANIMOUSLY APPROVED THE SHARE ISSUANCE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE SHARE ISSUANCE PROPOSAL AT THE MEETING.

                     PRINCIPAL OWNERSHIP OF COMMON SHARES BY
                 DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS

         The following table sets forth information regarding the beneficial ownership of Common Shares as of February 11, 2002 by (i) each person or entity known by the Company to be the beneficial owner of more than five (5%) percent of the outstanding Common Shares, (ii) each of the Company's executive officers and directors, and (iii) all directors and executive officers as a group.

         As of February 11, 2002, a total of 23,696,627 Common Shares were issued and outstanding. Unless otherwise indicated, the address for each of the following entities and/or persons is c/o Capital Environmental Resource Inc., Suite 221, 1005 Skyview Drive, Burlington, Ontario, L7P 5B1, Canada.


NAME AND ADDRESS                                                                   BENEFICIAL OWNERSHIP OF
----------------                                                                      COMMON SHARES (1)
                                                                               NUMBER                 PERCENT
                                                                               ------                 -------
David Sutherland-Yoest, Chairman and Chief Executive Officer                1,500,000(2)                6.3%

Don A. Sanders, Director                                                    1,926,311(3)                8.1%
c/o Sanders, Morris, Harris
600 Travis, Suite 3100
Houston, Texas 77002

Lucien Remillard, Director                                                  1,500,000(4)                6.3%

Gary W. DeGroote, Director                                                  1,500,000(5)                6.3%

Warren Grover, Director                                                          0                       --

Stanley  Sutherland,  Director and Executive  Vice  President and                0                       --
Chief Operating Officer -- Western Canada

John  McGarvey,  Executive  Vice  President  and Chief  Operating              2,000                     *
Officer -- Eastern Canada

                                      -10-


Thomas  E.  Durkin,   III,  Senior  Vice   President,   Corporate                0                       --
Development and General Counsel

Nigel G.H. Guilford, Senior Vice President, Environmental Affairs                0                       --

Environmental Opportunities Fund II (6)                                      2,424,783                 10.2%
c/o Sanders, Morris, Harris Inc.
600 Travis, Suite 3100
Houston, Texas 77002

Sanders Morris Harris Inc.                                                  3,057,589(7)               12.9%
600 Travis, Suite 3100
Houston, Texas 77002

SMH CERI, LLC (8)                                                            2,050,000                  8.7%
c/o Sanders, Morris, Harris Inc.
600 Travis, Suite 3100
Houston, Texas 77002

Bruce R. McMaken                                                            2,096,047(9)                8.8%
c/o Sanders, Morris Harris
600 Travis, Suite 3100
Houston, Texas 77002

Historia Investments Inc.(10)                                                1,500,000                  6.3%
85 St. Paul Street West
Montreal, Quebec
Canada H2Y 3V4

GWD Management Inc.(11)                                                      1,500,000                  6.3%
1455 Lakeshore Road
Burlington, Ontario
Canada L7S 2J1

All directors and executive officers as a group (nine persons)               6,428,311                 27.1%

*   less than one percent (1%).

(1) Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the "SEC"). In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Common Shares subject to options, warrants or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of February 11, 2002 are included as outstanding for computing the percentage beneficially owned by the

                                      -11-


         person holding these securities. Except as otherwise indicated by footnote, the Company believes that the persons named in this table have sole voting and investment power with respect to the Common Shares shown.

(2) Includes 500,000 shares owned by Mr. Sutherland-Yoest's wife and 250,000 shares owned by Mr. Sutherland-Yoest's daughter which Mr.
         Sutherland-Yoest may be deemed to beneficially own. Mr.
         Sutherland-Yoest disclaims beneficial ownership with respect to the shares owned by his wife and his daughter.

(3) Consists of 1,082,700 shares over which Mr. Sanders has sole voting and sole dispositive power and 880,611 shares with respect to which Mr.
         Sanders has shared voting power.

(4) Consists entirely of shares owned by Historia Investments Inc., a corporation controlled by Mr. Remillard.

(5) Consists entirely of shares owned by GWD Management Inc., a corporation controlled by Mr. DeGroote.

(6)      Environmental Opportunities Fund II consists of Environmental
         Opportunities Fund II, L.P. ("EOF II") and Environmental Opportunities
         Fund II (Institutional), L.P. ("EOF II (Institutional)"). The sole general partner of each of EOF II and EOF II (Institutional) is Fund II
         Mgt. Co., L.L.C. ("EOF II Management"). EOF II Management has sole voting and dispositive power over the shares owned by each of EOF II and EOF II (Institutional), and therefore may be deemed to be the beneficial owner of such shares. As the controlling member of EOF II
         Management, Sanders Morris Harris Inc. ("SMH") has the ability to elect the managers of EOF II Management. As a result, SMH may be deemed to have voting and dispositive power over the shares owned by EOF II and EOF II (Institutional), and therefore may be deemed to be the beneficial owner of such shares. SMH is a wholly-owned subsidiary of Sanders Morris Harris Group, Inc.

(7) Consists of 2,424,783 shares owned by EOF II and EOF II (Institutional) and 632,806 shares owned by Environmental Opportunities Fund, L.P.
         ("EOF"). The sole general partner of EOF is Environmental Opportunities
         Management Company, L.L.C. ("EOF Management"). EOF Management has sole voting and dispositive power over the shares owned by EOF, and therefore may be deemed to be the beneficial owner of such shares. As the controlling member of EOF Management, SMH has the ability to elect the managers of EOF Management. As a result, SMH may be deemed to have voting and dispositive power over the shares owned by EOF, and therefore may be deemed to be the beneficial owner of such shares.

(8)      SMH CERI, LLC ("SMH LLC") consists of SMH CERI, LLC and SMH CERI
         (Institutional), LLC. The President and manager of each of SMH CERI,
         LLC and SMH CERI (Institutional), LLC is Bruce R. McMaken. Mr. McMaken has voting and dispositive power over the shares owned by each of SMH
         CERI, LLC and SMH CERI (Institutional), LLC., and therefore may be deemed to be the beneficial owner of such shares.

                                      -12-


(9)      Consists of (i) 18,353 shares owned directly by Mr. McMaken, (ii)
         27,694 shares issuable upon the exercise of options held by Mr. McMaken and (iii) 2,050,000 shares owned by SMH LLC over which Mr. McMaken has voting and dispositive power.

(10)     The controlling shareholder and sole director of Historia Investments
         Inc. is Lucien Remillard.

(11) The controlling shareholder and sole director of GWD Management Inc. is Gary W. DeGroote


                              SHAREHOLDER PROPOSALS

         Shareholders intending to propose any matter for action at the Company's 2002 Annual Meeting of Shareholders and desiring to have the proposal included in the Company's proxy statement and form of proxy relating to the 2002 Annual Meeting of Shareholders must submit the proposal to the Secretary of the Company at Suite 221, 1005 Skyview Drive, Burlington, Ontario, L7P 5B1, Canada prior to July 8, 2002. Please note that proposals must comply with all of the requirements of Section 99 of the Ontario Business Corporations Act as well as the requirements of the Company's Certificate of Amalgamation and By-Laws. Proposals submitted in accordance with the time frame and deadlines set out above will be evaluated and properly considered by management for inclusion in the Company's proxy statement and form of proxy.

                      DISCRETIONARY AUTHORITY TO VOTE PROXY

         Management does not know of any other matters to be considered at the Meeting. If any other matters do properly come before the Meeting, any proxy will be voted in respect thereof in accordance with the best judgment of the persons authorized therein, and the discretionary authority to do so is included in the proxy. If you vote against any of the proposals, your proxy will not be voted in favor of any proposal to adjourn or postpone the Meeting if the postponement or adjournment is for the purpose of soliciting additional proxies to approve the proposal that you voted against.

                       APPROVAL OF THE BOARD OF DIRECTORS

         The contents of this Proxy Statement and its delivery to the shareholders of the Company, each director of the Company, the auditor of the Company and to the appropriate government agencies have been approved by the Board of Directors of the Company.

                                   BY ORDER OF THE BOARD OF DIRECTORS

                                   (signed)

                                   Thomas E. Durkin, III, Senior Vice President, General Counsel and Secretary

                                     ANNEX A
                             SHARE ISSUANCE PROPOSAL

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                               (the "Corporation")

NOW THERERFORE BE IT RESOLVED THAT:

1. The issuance by the Corporation of 11,320,754 of its Common Shares (the "Share Issuance") upon the conversion of the same number of the Corporation's Series 1 Preferred Shares in accordance with the terms of such Series 1 Preferred Shares be and hereby is approved; and

2. Any one or more directors and officers of the Corporation is hereby authorized to take any and all such other steps or actions as may be reasonably necessary or appropriate in connection with the Share Issuance.

                                     ANNEX B
                            TERMS OF PREFERRED SHARES


On motion duly moved, seconded and unanimously approved, IT WAS RESOLVED THAT:

         WHEREAS, the classes and any maximum number of shares the Corporation is authorized to issue set out in the articles of the Corporation include an unlimited number of Preferred shares issuable in series; and

         WHEREAS, The articles of the Corporation provide that, subject to the filing of articles of amendment pursuant to the Business Corporations Act, the directors may fix the number of Preferred shares of each series and the designation, rights, privileges, restrictions and conditions attaching to the Preferred shares of each series;

NOW THEREFORE BE IT RESOLVED THAT

the first series of Preferred shares shall consist of an unlimited number of shares and shall be designated as Series 1 Preferred Shares (the "Series 1 Preferred Shares"). The rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares are as follows:

1. Voting Rights. Subject to the Business Corporations Act (the "Act"), the holders of the Series 1 Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

2. Dividends. The holders of the Series 1 Preferred Shares shall not be entitled to receive any dividends declared by the Corporation.

3. Distribution Rights. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series 1 Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares, an amount equal to the amount paid for such shares and no more.

4. Automatic Conversion. The Series 1 Preferred Shares shall convert into Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, such conversion to be effected by, and only by, approval of the conversion by ordinary resolution of the holders of the Common Shares. Following such approval, the conversion shall be effective on a date specified by the board of directors or on the date which is five days following the date of the approval, whichever first occurs (the "Automatic Conversion Date"). On and after the Automatic Conversion Date, the Corporation shall deliver, or cause to be delivered to or to the order of the holders of the Series 1 Preferred Shares, the Common Shares issued on such conversion on presentation and surrender at the registered office of the Corporation of certificates, if any, representing the Series 1 Preferred Shares being converted. From and after the Automatic Conversion Date, the former holders of the Series 1 Preferred Shares shall be entitled to exercise all rights of holders of Common Shares. All Common Shares resulting from the automatic conversion of Series 1 Preferred Shares into Common Shares pursuant to this section 4 shall be deemed to be fully paid and non-assessable.

                                     ANNEX C
                         HOULIHAN LOKEY FAIRNESS OPINION

                   [Houlihan Lokey Howard & Zukin Letterhead]




February 5, 2002


The Board of Directors and
The Special Committee of the Board of Directors of
Capital Environmental Resource Inc.



Dear Gentlemen:

We understand the following regarding Capital Environmental Resource Inc. (the "Company" hereinafter) and certain of its directors and shareholders. The Company has announced that it has reached an agreement to acquire closely held Waste Services Inc. for approximately CDN$40.0 million (approximately US$25.3 million) (the "Acquisition" hereinafter). The financing for the Acquisition and certain capital expenditures will be raised through a US$30.0 million private placement of non-voting preferred stock (approximately 11,320,754 shares at $2.65 per share, the "Preferred Stock" hereinafter) of the Company (such private placement is referred to herein as the "Transaction"). Each share of Preferred Stock will automatically convert into one share of unregistered common stock of the Company upon stockholder approval of the issuance of the common stock. It is anticipated that the purchasers of the Preferred Stock shall, upon the purchase of the Preferred Stock, simultaneously agree to vote in favor of the issuance of the common stock upon conversion of the Preferred Stock. It is also anticipated that certain officers and/or directors of the Company will purchase Preferred Stock in the transaction. Accordingly, the Company has formed a special committee (the "Committee" hereinafter) consisting of one independent director to consider certain matters relating to the Transaction. The Company has further agreed to form a similar committee to consider matters relating to any private placement of equity during the twelve (12) months following the date of the Transaction involving officers or directors of the Company and not involving a shareholder vote.

On behalf of the Company's public shareholders who will not participate in the Transaction, we understand that the Committee has requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey" hereinafter) render an opinion (the "Opinion" hereinafter) as to the fairness, from a financial point of view, of the consideration to be received by the Company in connection with the Transaction. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been engaged to: (i) opine as to the fairness of the Acquisition, or (ii) to negotiate the terms of the Transaction, or (iii) to initiate any discussions with third parties with respect to a possible investment in or acquisition of the Company and/or its securities.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

         1. reviewed the Company's annual report to shareholders on Form 20-F for the fiscal years ended December 31, 2000, the Company's annual report to shareholders and Form 10-K for the fiscal year ended December 31, 1999, and interim financial statements on Form 6-K for the quarter ended September 30, 2001, which the Company's management has indicated is the most recently available financial information;

         2. reviewed the Form 13-D dated July 27, 2001 filed by certain investors with respect to a proposed investment in the Company, and the Company's Form 6-K dated August 27, 2001;

         3. reviewed the Share Purchase Agreement between Leo J. Dion, the Trustees of the Dion Family Trust, 1503549 Ontario Limited, Robert Dick, the Trustees of the Dick Family Trust, 1503550 Ontario Limited, Robert Ross and Capital Environmental Resource Inc. dated December 11, 2001;

         4. reviewed the Subscription Agreement by and between the Company and certain investors dated February 5, 2002;

         5. reviewed the form of Registration Rights Agreement to be entered into by and between the Company and certain investors as of the closing of the Transaction;

         6. reviewed a business overview prepared by the management of Waste Services Inc. and related financial projections through 2010;

         7. reviewed a memorandum prepared by David Sutherland-Yoest addressed to the Company's Board dated December 2001;

         8. reviewed a presentation to the Company's Board prepared by the Company's financial advisor dated June 20, 2001;

         9. spoke with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

         10. reviewed certain internally prepared financial analyses and forecasts prepared by the Company's management with respect to the Company for the years ending December 31, 2001 through 2002;

         11. reviewed certain publicly available financial data, including current and historical equity trading prices for the Company and for certain companies that we deem comparable to the Company, and reviewed publicly available prices and premiums or discounts paid in transactions that we consider similar to the Transaction and for companies we deemed similar to the Company; and

         12. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and Waste Services Inc., and that there has been no material change in the assets, financial condition, business or prospects of the Company or Waste Services Inc. since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and Waste Services Inc. and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or Waste Services Inc. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be received by the Company in connection with the Transaction is fair to the Company from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                      /s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

                                     ANNEX D
                         FORM OF SUBSCRIPTION AGREEMENT

                             SUBSCRIPTION AGREEMENT


         AGREEMENT made as of this 5th day of February, 2002 (the "Agreement"), by and among Capital Environmental Resource Inc., a corporation incorporated under the laws of the Province of Ontario (the "Company"), and the persons listed on Annex A hereto (each individually an "Investor" and collectively the "Investors").

                              W I T N E S S E T H:

         WHEREAS, the Company has entered into a Share Purchase Agreement, dated as of December 11, 2001, with the holders of the capital stock of Waste Services Inc. (the "Waste Services Agreement") which provides for the Company's acquisition of Waste Services Inc. in a share purchase transaction;

         WHEREAS, in part to finance the acquisition of Waste Services Inc. pursuant to the Waste Services Agreement, the Company wishes to issue and sell to the Investors, and the Investors wish to purchase from the Company, upon the terms and subject to the conditions set forth herein, certain authorized but unissued shares of the Company's Series 1 Preferred Stock having the rights and preferences set forth in the resolutions of the Board of Directors of the Company attached as Annex B hereto (the "Series 1 Preferred Shares").

         NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Investors and the Company hereby agree as follows (capitalized terms used in this Agreement shall, unless otherwise defined herein, have the meanings ascribed to them in the Glossary attached as Annex C hereto).

                                    SECTION 1

                         TERMS OF PURCHASE AND ISSUANCE

         1.1 Authorization of Sale of Shares. The Company has authorized the issuance and sale to the Investors of up to an aggregate of 11,320,754 Series 1 Preferred Shares (such shares, the "Shares") for a purchase price of US $2.65 per Share (the "Per Share Purchase Price").

         1.2 Sale and Purchase. At the Closing (as defined in Section 1.3(a) hereof) and subject to the terms and conditions herein set forth, the Company shall issue and sell to each Investor, and each Investor shall purchase from the Company, the number of Shares set forth on the Investor's signature page hereto for the purchase price (the "Purchase Price") set forth on the Investor's signature page hereto.

         1.3      Closing.

                  (a) The closing (the "Closing") of the sale and purchase of the Shares shall take place at the offices of Blake, Cassels & Graydon at 10:00 A.M. local time, as promptly as practicable (and in any event no later than the third business day) after the satisfaction or waiver of all the conditions set forth in Sections 4 and 5 hereof (other than those conditions that will be satisfied at or concurrent with the Closing), or at such other time, date or place as a Majority in Interest of the Investors and the Company may agree (the date upon which the Closing occurs, the "Closing Date"). At the Closing, the Company will deliver to each Investor a share certificate issued in such Investor's name representing the number of Shares to be purchased by such Investor against payment of the Purchase Price therefor in immediately available funds by or on behalf of the Investor to the Company. All transactions occurring at the Closing shall be deemed to have occurred simultaneously, and no one transaction shall be deemed to be complete until all transactions are complete.

                  (b) In the event that this Agreement has been terminated with respect to any Investor pursuant to Section 8.1(e) or any Investor fails to perform its obligations at the Closing (a "Terminated Investor"), the Company may designate a Person or Persons (each a "Substitute Investor") to purchase the Shares to be purchased by such Investor at the Closing, and upon such Substitute Investor agreeing in writing to purchase such allocated Shares and be bound by the terms hereof, such Substitute Investor shall become a party to this Agreement as if he were an original Investor and the Company shall sell such allocated Shares to such Substitute Investor. The parties hereto acknowledge and agree that Annex A shall updated from time to time between the date hereof and the Closing to replace any Terminated Investors with Substitute Investors.

                                    SECTION 2

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to each Investor, as of the date hereof and as of the Closing Date, as follows:

         2.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Ontario and has the requisite corporate power and authority to carry on its business as it is now being conducted.

         2.2      Capitalization.

                  (a) The authorized capital of the Company consists of (i) an unlimited number of Common Shares (the "Common Shares") and (ii) an unlimited number of Preferred Shares (the "Preferred Shares"). Of such authorized capital stock, (i) 23,696,627 Common Shares are issued and outstanding, all of which are validly issued and are fully paid, nonassessable and free of preemptive rights,
(ii) no Preferred Shares are issued and outstanding and (iii) an unlimited number of Series 1 Preferred Shares, which are convertible in certain circumstances on a one-for-one basis into Common Shares, have been authorized but none of the Series 1 Preferred Shares have been issued, and (iv) 3,240,014 Common Shares are available for issuance pursuant to the exercise of outstanding options and warrants to purchase Common Shares. Assuming (i) the exercise of all outstanding options and warrants to purchase Common Shares, (ii) the potential issuance of 970,000 Common Shares pursuant to the Waste Services Agreement, and

(iii) the issuance of 11,320,754 Common Shares upon conversion of the Shares, there would be 39,227,395 Common Shares issued and outstanding as of the date hereof.

                  (b) Other than as set forth in subsection 2.2(a) above, certain rights issued pursuant to the Rights Agreement between the Company and American Stock Transfer & Trust Company (the "Rights Agreement"), there are no outstanding options, warrants, subscriptions, calls, convertible securities or other rights, agreements, arrangements or commitments (contingent or otherwise) (including any right of conversion or exchange under any outstanding security, instrument or other agreement) obligating the Company or any of its direct or indirect subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares or obligating them to grant, extend or enter into any such agreement or commitment. Other than the obligations of the Company pursuant to the Waste Services Agreement, there are no outstanding contractual obligations of the Company or any of its direct or indirect subsidiaries to repurchase, redeem or otherwise acquire any shares or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person other than a subsidiary of the Company.

         Upon consummation of the Closing as contemplated hereby, including receipt by the Company of the Purchase Price payable pursuant to Section 1.2 hereof, the Shares purchased by each Investor will be validly issued, fully paid and nonassessable. The Common Shares issuable upon conversion of the Shares (the "Underlying Common Shares") have been duly authorized and upon issuance of the Underlying Common Shares upon conversion of the Shares in accordance with their terms, such Underlying Common Shares will be validly issued, fully paid and nonassessable.

         2.3      Power and Authority; Non-contravention; Government Approvals.

                  (a) Power and Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby. This Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby have been duly approved by the Board of Directors of the Company. No other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents or the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement has been, and when executed and delivered in accordance with the terms hereof the Ancillary Documents will have been, duly executed and delivered by the Company. This Agreement constitutes, and when executed and delivered in accordance with the terms hereof the Ancillary Documents will constitute, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to enforcement of creditors' rights generally and by general equitable principles. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of their respective articles, bylaws or equivalent organizational documents in any material respect.

                  (b) Non-contravention. The execution, delivery and performance of this Agreement and the Ancillary Documents by the Company: (i) will not violate or conflict with any provisions of the articles or bylaws of the Company or any of its subsidiaries, (ii) will not conflict with or constitute a violation of any applicable law, order, injunction, regulation or ruling of any governmental authority applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties or assets are bound, and (iii) will not, either alone or with the giving of notice or the passage of time, or both, modify, violate, conflict with or accelerate the performance required by any agreement, note, license, franchise, permit or other instrument and will not result in the creation or imposition of (or the obligation to create or impose) any Lien on any of the Company's or any of its subsidiaries' assets.

                  (c) Approvals. Except for (i) compliance with any applicable requirements of the HSR Act and the Canadian Competition Act, (ii) compliance with any applicable requirements of the Securities Act, Exchange Act , Ontario Securities Act and the rules and regulations of Nasdaq, (iii) such filings as may be required under any applicable state, blue sky or Canadian provincial securities laws and (iv) compliance with the applicable requirements of the Investment Canada Act (the filings and approvals referred to in clauses (i) through (iv) being herein referred to collectively as the "Company Required Statutory Approvals"), and except for any required approvals under the Credit Facility (as defined in Section 2.9 hereof), no declaration, filing or registration with, or notice to, or authorization, consent, approval, order or permit of, any governmental or regulatory body or authority or any other Person is necessary for the execution and delivery of this Agreement and the Ancillary Documents by the Company or the consummation by the Company of the transactions contemplated hereby and thereby except to the extent that the failure to obtain any such authorization, consent, approval or order or to make any such registration, declaration, filing or notice, would not have a Company Material Adverse Effect or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Ancillary Documents or the ability of the Company to perform its obligations hereunder or thereunder.

         2.4      SEC Reports; Financial Statements.

                  (a) Since May 3, 1999, the Company has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act and the Exchange Act (collectively, the "Company SEC Reports"), all of which complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  (b) Each of the consolidated financial statements included in the Company SEC Reports, together with the related notes and schedules (collectively, the "Company Financial Statements"), has been prepared in accordance with GAAP applied on a consistent basis, and fairly presents the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the results of their operations and cash flow for the periods then ended, subject, in the case of unaudited interim financial statements, to normal year-end adjustments (none of which the Company reasonably believes are or will be material in amount) and the omission of footnotes.

         2.5 Absence of Undisclosed Liabilities. Except as disclosed in the Company SEC Reports or as set out in Section 2.5 of the Disclosure Schedule, neither the Company nor any of its subsidiaries had, at December 31, 2000 or has incurred since that date, any Liabilities, except for (a) Liabilities which are reflected, accrued or reserved against in the Company Financial Statements contained in the Company SEC Reports filed prior to the date hereof or reflected in the notes thereto, (b) current Liabilities which were incurred after December 31, 2000 in the ordinary course of business and consistent with past practice,
(c) Liabilities which are of a nature not required to be reflected in the Company Financial Statements in accordance with GAAP consistently applied and which were incurred in the ordinary course of business and (d) other Liabilities in an aggregate amount not exceeding US $500,000.

         2.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports, since December 31, 2000, the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

         2.7 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek a remedy (at law or in equity) as a result of or otherwise in connection with this Agreement and the transactions contemplated hereby. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby.

         2.8 Environmental Matters. The Company and its subsidiaries conduct and have conducted their businesses in material compliance with all applicable Environmental Laws, including, without limitation, having all material permits, licenses and other approvals and authorizations necessary for the operation of their businesses. None of the properties currently or formerly owned or operated by the Company or any of its subsidiaries contain any Hazardous Substance, and no Hazardous Substance has been disposed of at or released from any such properties, as a result of any activity of the Company or any of its subsidiaries other than in material compliance with applicable Environmental Laws and, to the knowledge of the Company, no such condition exists on or with respect to any of such properties as a result of any activity by any other Person. Except as reflected, accrued or reserved against in the Company Financial Statements, neither the Company, nor its subsidiaries, nor any of their respective properties or assets are subject to any Liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law. To the knowledge of the Company, there are no and have not been any investigations or proceedings in which it is alleged that the Company, its subsidiaries, or any of their predecessors, are potentially responsible for a clean-up or remediation of lands contaminated with a Hazardous Substance or for any other remedial or corrective action under an Environmental Law. There are no proceedings pending or, to the Company's knowledge, threatened to revoke, change or limit any permits, licenses, approvals or other authorizations required under any Environmental Law for the operation of the Company and its subsidiaries.

         2.9 Title to and Condition of Assets. Each of the Company and its subsidiaries has good and marketable title to, or, in the case of leased properties and assets, has good and valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in, or which are necessary to conduct, the business of the Company and its subsidiaries as currently conducted, free and clear of all Liens, except for Liens arising under the Company's Second Amended and Restated Credit Agreement and Term Loan Agreement dated as of November 26, 1999, as amended (the "Credit Facility") and other liens arising in the ordinary course of business, none of which are with respect to obligations that are material in amount.

         2.10 Insurance. The Company and each of its subsidiaries has in effect insurance coverage, including directors and officers' liability insurance, with reputable insurers which, in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operations to the Company and its subsidiaries. Neither the Company nor any of its subsidiaries has received any notice of cancellation of any insurance policy or binder currently in effect.

         2.11 No Violation of Law; Licenses; Permits and Registration. Neither the Company nor any of its subsidiaries is in material violation of, or has been given notice or been charged with, or is being investigated with respect to, any material violation of, any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority or arbitration panel. Each of the Company and its subsidiaries has all material permits, licenses, approvals, authorizations of and registrations under all Federal, state, local, provincial and foreign laws applicable to it, and from all applicable governmental authorities as are required by the Company and its subsidiaries to carry on their respective businesses as currently conducted.

         2.12 Proxy Statement. The proxy statement (the "Proxy Statement") to be distributed in connection with the Company's meeting of stockholders (the "Special Meeting") to vote upon the issuance to the Investors of Underlying Common Shares upon conversion of the Shares (the "Conversion Issuance") will, at the time of mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of such Special Meeting, (i) state the nature of the Conversion Issuance in sufficient detail to permit the stockholders to form a reasoned judgment thereon and (ii) comply as to form and content with all applicable laws, except that no representation is made by the Company with respect to information supplied by the Investors for inclusion therein.

         2.13 Non-competition Agreements. Except as disclosed in the Company SEC Reports or as set out in Section 2.13 of the Disclosure Schedule, neither the Company nor any subsidiary of the Company is a party to any agreement which purports to restrict or prohibit in any material respect any of them or any corporation affiliated with any of them from, directly or indirectly, engaging in any business involving the collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal of rubbish, garbage, paper, textile wastes, liquid and other wastes or any other material business currently engaged in by the Company or any of its subsidiaries. None of the Company's officers or key employees is a party to any agreement which, by virtue of such person's relationship with the Company, restricts in any material respect the Company or any subsidiary of the Company from, directly or indirectly, engaging in any of the businesses described above.

         2.14 Brokers and Finders. Except for the fees and expenses payable to Sanders Morris Harris, Inc. pursuant to an engagement letter with the Company dated January __, 2002 (the "SMH Engagement Letter"), the Company is not a party to or bound by any contract, arrangement or understanding with, or subject to any claim by, any person or firm which may result in an obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby.

         2.15 Material Contracts. Neither the Company nor any of its subsidiaries is in material breach or violation of or in default in the performance or observance of any terms or provisions of, and no event has occurred which, with notice, lapse of time or action by a third party, could result in a default under any contract, agreement, lease or deed that is material to the business or operation of the Company and its subsidiaries taken as a whole (a "Material Contract"). To the knowledge of the Company, no other party to any Material Contract is in material breach thereof or default thereunder.

         2.16 Securities Law Compliance. Assuming the representations and warranties of the Investors set forth in Section 3 hereof are true and correct in all material respects, the issuance and sale of the Shares pursuant to this Agreement will be exempt from the prospectus filing, registration for trading and/or registration requirements of applicable Federal, state, and provincial securities laws.

         2.17 Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the schedules or exhibits or in any certificate to be delivered pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no material fact known to the Company and not disclosed in this Agreement, the Disclosure Schedule or the Company SEC Reports that could be reasonably likely to have a Company Material Adverse Effect or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Ancillary Documents or the ability of the Company to perform its obligations hereunder or thereunder.

         2.18 Company Shareholders' Approval. The vote of shareholders of the Company required for approval of the Conversion Issuance is the affirmative vote of the majority of votes cast on the proposal at the Special Meeting.

         2.19 Opinion of Financial Advisor. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. has rendered an opinion to the Board of Directors of the Company or a duly authorized committee thereof to the effect that, as of February 5, 2002, from a financial point of view, the proposed issuance of Shares is fair to the Company; it being understood and acknowledged by the Investors that such opinion has been rendered for the benefit of the Board of Directors of the Company and is not intended to, and may not, be relied upon by the Investors.

         2.20 Rights Agreement. The Company, including its Board of Directors, has irrevocably taken all actions necessary to (i) render the Rights Agreement inapplicable to the transactions contemplated by this Agreement and (ii) ensure that (x) none of the Investors or the Investors as a group are an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and (y) a Distribution Date, a Triggering Event or a Share Acquisition Date (as such terms are defined in the Rights Agreement) does not occur by reason of the approval, execution or delivery of this Agreement, the announcement thereof or the consummation of the transactions contemplated hereby.

                                    SECTION 3

                            INVESTOR REPRESENTATIONS

         3.1 Representations. Each Investor, severally and not jointly, hereby represents and warrants to the Company with respect to such Investor's purchase of Shares hereunder that:

                  (a) The Investor is resident in the jurisdiction set forth opposite such Investor's name on such Investor's signature page hereto.

                  (b) The execution of this Agreement and each of the Ancillary Documents to which the Investor is a party has been duly authorized by all necessary action on the part of the Investor, has been duly executed and delivered by the Investor, and constitutes a valid, binding agreement of the Investor, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to enforcement of creditors' rights generally and by general equitable principles.

                  (c) Neither the execution and delivery of this Agreement or the Ancillary Documents to which the Investor is a party, or any other document or instrument to be executed in connection with the transactions contemplated thereby, by the Investor, nor the consummation of the transactions contemplated thereby, nor the performance by the Investor of its covenants and agreements thereunder, (i) violates any law, statute, ordinance, regulation, order, judgment or decree of any court or other governmental authority applicable to the Investor, or (ii) violates or will violate, or conflicts with or will conflict with, or results in or will result in any breach of any of the terms of, or constitutes or will constitute a default under, any contract or agreement to which the Investor is a party or by which the Investor or any of its assets is subject to or bound.

                  (d) Except as set forth on Exhibit A to the SMH Engagement Letter, no broker, finder, agent or similar intermediary has acted on behalf of the Investor in connection with this Agreement or the transactions contemplated hereby and except pursuant to the SMH Engagement Letter, there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith.

                  (e) The Investor acknowledges that it has been advised that it and/or the Company may be required to provide to applicable securities regulatory authorities a list setting forth the identities of the beneficial purchasers of the Shares and the Investor will provide to the Company and applicable securities regulatory authorities all such information concerning the Investor as may be required to comply with applicable securities laws.

                  (f) The decision of the Investor to execute this Subscription Agreement has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of the Company (other than the representations and warranties of the Company herein) and this decision has been based entirely upon publicly available information concerning the Company.

                  (g) The Investor has not received any offering memorandum (as such term is defined in Section 1.1(2) of Ontario Securities Commission Rule 14-501) and the sale of the Shares (including the Underlying Common Shares) was not accompanied by any advertisement in printed media of general or regular public circulation, or on radio, television or any form of electronic display (including, without limitation, the Internet).

         3.2 Representations by US Investors. Each Investor resident in the United States, severally and not jointly, hereby represents to the Company with respect to such Investor's purchase of Shares hereunder that:

                  (a) The Investor is acquiring the Shares (including the Underlying Common Shares) for its own account, for investment, and not with a view to any "resale" or "distribution" thereof within the meaning of the Securities Act.

                  (b) The Investor understands that because the Shares and the Underlying Common Shares have not been registered under the Securities Act, it cannot dispose of any or all of such securities unless such securities are subsequently registered under the Securities Act or exemptions from such registration are available. The Investor understands that each certificate or other instrument representing the Shares and the Underlying Common Shares will bear the following legend or one substantially similar thereto:

         The securities represented by this certificate have not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

                  (c) The Investor is sufficiently knowledgeable and experienced in the making of investments so as to be able to evaluate the risks and merits of its investment in the Company, and is able to bear the economic risk of loss of its investment in the Company.

                  (d) The Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares (including the Underlying Common Shares). The Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares (including the Underlying Common Shares) and the business, properties and financial condition of the Company. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 or the right to the Investor to rely thereon.

                  (e) The Investor is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D of the Securities Act, as presently in effect and within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex D) and is purchasing the Shares (including the Underlying Common Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares or the Underlying Common Shares.

                  (f) The Investor has been advised that the Shares and the Underlying Common Shares have not been registered under the Securities Act or under the "blue sky" laws of any jurisdiction and that the Company, in issuing such securities is relying upon, among other things, the representations and warranties of the Investor contained in this Section 3.

                  (g) The Investor acknowledges that the Company will be issuing the Shares (including the Underlying Common Shares) under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act, that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act, that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares and the Underlying Common Shares, and that it is solely responsible for compliance with applicable resale restrictions.

         3.3 Representations by Ontario Investors. Each Investor resident in Ontario, severally and not jointly, hereby represents and warrants to the Company with respect to such Investor's purchase of Shares hereunder that:

                  (a) The Investor acknowledges that the Company will be issuing the Shares (including the Underlying Common Shares) under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act, that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act, that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares, and that it is solely responsible for compliance with applicable resale restrictions.

                  (b) The Investor acknowledges that the Shares and the Underlying Common Shares may only be resold in compliance with applicable securities laws.

                  (c) The Investor agrees to comply with any relevant securities legislation, order or policy applicable to the Investor concerning the purchase of and holding of the Shares and the Underlying Common Shares by the Investor and concerning any resale of all or any part of such securities by the Investor. The Investor understands that each certificate or other instrument representing the Shares and the Underlying Common Shares will bear the following legend or one substantially similar thereto:

                           The securities represented by this certificate have
                  not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

                  (d) The Investor is an "accredited investor" within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex D), is purchasing the Shares (including the Underlying Common Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares or the Underlying Common Shares.

                  (e) The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares by the Investor on the terms herein set forth.

                  (f) The Investor is capable of assessing the proposed investment as a result of the Investor's financial or investment experience or as a result of advice received from a registered person other than the Company or an affiliate thereof, and is able to bear the economic risk of loss of its investment.

                  (g) The Investor is not a "U.S. Person" (as that term is defined in Rule 902(k) of Regulation S promulgated under the Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not acquiring the Shares (including the Underlying Common Shares) for the account or benefit of a U.S. Person or a Person in the United States.

                  (h) The Investor will not offer or sell the Shares or the Underlying Common Shares in the United States or to a U.S. Person unless such securities are registered under the Securities Act or an exemption from the registration requirements under the Securities Act and the securities laws of all applicable states of the United States is available

         3.4 Representations by Quebec Investors. Each Investor resident in Quebec, severally and not jointly, hereby represents and warrants to the Company with respect to such Investor's purchase of Shares hereunder that:

                  (a) The purchase of the Shares (including the Underlying Common Shares) was not made pursuant to any advertisement in printed media of general or regular public circulation, or on radio, television or any form of electronic display (including, without limitation, the Internet).

                  (b) The Investor acknowledges that the Company will be issuing the Shares (including the Underlying Common Shares) hereunder under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act and the Securities Act (Quebec) and that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act and the Securities Act (Quebec), that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares and the Underlying Shares, and that it is solely responsible for compliance with applicable resale restrictions.

                  (c) The Investor acknowledges that the Shares and the Underlying Shares may only be resold in compliance with applicable securities laws.

                  (d) Each Investor is purchasing the Shares and the Underlying Shares as principal for its own account for investment, not for the benefit of any other person, and the Shares have an aggregate purchase price to the Investor of not less than CDN $150,000.

                  (e) The Investor agrees to comply with any relevant securities legislation, order or policy applicable to the Investor concerning the purchase of and holding of the Shares and the Underlying Shares by the Investor and concerning any resale of all or any part of such securities by the Investor. Each Investor further acknowledges that it has been advised to consult its own legal advisers with respect to applicable resale restrictions and that it will be fully responsible for the compliance with such restrictions. The Investor understands that each certificate or other instrument representing the Shares and the Underlying Shares will bear the following legend or one substantially similar thereto:

                           The securities represented by this certificate have
                  not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

                  (f) The Investor is an "accredited investor" within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex D), is purchasing the Shares (including the Underlying Common Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares or the Underlying Common Shares).

                  (g) The Investor, if it is a corporation, has not been established solely to permit the purchase of the Shares (including the Underlying Common Shares) without a prospectus in reliance on an exemption from the prospectus requirements of applicable securities legislation.

                  (h) The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares (including the Underlying Common Shares) by the Investor on the terms herein set forth.

                  (i) The Investor is capable of assessing the proposed investment as a result of the Investor's financial or investment experience or as a result of advice received from a registered person other than the Company or an affiliate thereof, and is able to bear the economic risk of loss of its investment.

                  (j) The Investor is not a "U.S. Person" (as that term is defined in Rule 902(k) of Regulation S promulgated under the Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not acquiring the Shares (including the Underlying Common Shares) for the account or benefit of a U.S. Person or a Person in the United States.

                  (k) The Investor will not (i) offer or sell the Shares or the Underlying Shares in the United States or to a U.S. Person unless such securities are registered under the Securities Act or an exemption from the registration requirements under the Securities Act and the securities laws of all applicable states of the United States is available.

                                    SECTION 4

                            MUTUAL CLOSING CONDITIONS

         4.1 Mutual Closing Conditions to Closing. Each Investor's obligation to purchase and pay for its Shares at the Closing, and the Company's obligation to issue the Shares to the Investors and perform its other obligations hereunder at the Closing, shall be subject to the fulfillment to such party's satisfaction (or waived in writing by the Company and such Investor on or before the Closing
Date) of the following conditions:

                  (a) [Intentionally Omitted].

                  (b) Waiting Periods. All applicable waiting periods, if any, under the HSR Act, the Canadian Competition Act and the Investment Canada Act shall have expired or been terminated.

                  (c) No Order. No preliminary or permanent injunction or other order or decree by any court or administrative or regulatory body which prevents the consummation of the transactions at the Closing contemplated hereby shall have been issued and remain in effect (the Company and the Investors agreeing to use their reasonable best efforts to have any such injunction, order or decree lifted).

                  (d) Consents. All governmental waivers, consents, orders and approvals required, if any, under the Canadian Competition Act and the Investment Canada Act for the consummation of the transactions at the Closing contemplated hereby shall have been obtained and be in effect. All other governmental waivers, consents, orders and approvals legally required, if any, for the consummation of the transactions at the Closing contemplated hereby shall have been obtained and be in effect, except where the failure to obtain the same would not be reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect following the Closing.

                  (e) No Conflicting Laws. No statute, rule or regulation shall have been enacted by any state, provincial or Federal government or governmental agency which would prevent the consummation of the transactions at the Closing contemplated hereby.

                                    SECTION 5

                           SEPARATE CLOSING CONDITIONS

         5.1 Investors' Closing Conditions. Each Investor's obligation to purchase and pay for its Shares at the Closing shall be subject to the fulfillment to such Investor's satisfaction on or before the Closing Date (or waived in writing by such Investor) of the following conditions:

                  (a) Satisfaction of Conditions. The representations and warranties of the Company contained in this Agreement shall be, if specifically qualified by materiality or Company Material Adverse Effect, true in all respects, and, if not so qualified, shall be true in all material respects, in each case as of the date hereof and as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Company on or before the Closing shall have been complied with in all material respects. The Company shall have delivered to the Investors a certificate dated the Closing Date to the foregoing effect.

                  (b) Delivery of Share Certificates. The Company shall have executed and delivered to each Investor (or shall have caused to be executed and delivered to each Investor by the appropriate persons) a stock certificate issued to each Investor evidencing the Shares issuable to such Investor at the Closing.

                  (c) Registration Rights Agreement. The Company shall have duly authorized, executed and delivered to the Investors a Registration Rights Agreement, substantially in the form of Annex E attached hereto (the "Registration Rights Agreement").

         5.2 Company's Closing Conditions. The Company's obligations to issue Shares to any Investor at the Closing and perform its other obligations hereunder with respect to such Investor at the Closing shall be subject to the fulfillment to the Company's satisfaction at or before the Closing Date (or waived in writing by the Company) of the following conditions:

                  (a) Satisfaction of Conditions. The representations and warranties of the Investor contained in this Agreement shall be, if specifically qualified by materiality, true in all respects, and, if not so qualified, shall be true in all material respects, in each case as of the date hereof and as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Investor on or before the Closing shall have been complied with in all material respects. The Investor shall have delivered to the Company a certificate dated the Closing Date to the foregoing effect.

                  (b) Purchase of Shares. The Investors, (which shall include any Substitute Investors as from time to time reflected on Annex A hereto) shall have purchased the Shares to be purchased by such Investors at the Closing pursuant to the terms of this Agreement.

                                    SECTION 6

                                    COVENANTS

         6.1 Expenses. Each party hereto shall bear and pay its own fees and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

         6.2 Conduct of Business by the Company Pending the Closing. The Company covenants and agrees that, prior to the Closing Date or earlier termination of this Agreement as provided herein, unless a Majority in Interest of the Investors shall otherwise agree in writing and except as contemplated by this Agreement, the Company shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice and use its and their respective reasonable best efforts to preserve intact their current material business organizations, keep available the services of their current officers and employees (except for terminations of employees in the ordinary course of business) and preserve their material relationships with others having business dealings with them.

         6.3 [Intentionally Omitted}

         6.4 Special Meeting. The Company shall use its best efforts to take all actions necessary or advisable and permitted by applicable law, the Company's articles and its by-laws to (i) hold the Special Meeting as promptly as practicable for the purpose of voting upon the approval of the Conversion Issuance, (ii) recommend that the shareholders of the Company vote to approve the Conversion Issuance, and (iii) secure the requisite vote or consent of shareholders for the Conversion Issuance and in connection therewith shall solicit proxies and provide proxy statements to the shareholders of the Company in accordance with applicable securities laws.

         6.5      All Reasonable Efforts; Agreement to Cooperate.

                  (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable consistent with applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.5 shall require any Investor or the Company to agree to any modification of this Agreement or any of the Ancillary Documents or any Investor to make an investment in the Company that is greater than the amount set forth opposite the Investor's name on the Investor's signature page hereto.

                  (b) Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, the Company shall use its reasonable best efforts to take or cause to be taken all reasonable action and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to obtain all governmental waivers, consents, authorizations, orders and approvals, all consents, amendments to or waivers from other parties under the terms of all Material Contracts and all other material permits, concessions, franchises or licenses applicable to the Company or its subsidiaries required as a result of the transactions contemplated by this Agreement.

         6.6 [Intentionally Omitted].

         6.7 Agreement to Vote Shares. At any annual or special meeting of the shareholders of the Company duly called with respect to the Conversion Issuance and at every continuation or adjournment thereof, and with respect to any action or approval by written consent of the shareholders of the Company in lieu of such meeting, each Investor agrees to (i) vote all Common Shares owned by such Investor at such time, individually or as trustee or custodian, in favor of approval of the Conversion Issuance and in favor of any matter that could reasonably be expected to facilitate the Conversion Issuance and (ii) vote all such Common Shares against any proposal made in opposition to the Conversion Issuance or which would have the effect of preventing the Conversion Issuance. Each Investor, if then a holder of Common Shares, agrees to be present, in person or by proxy, at all meetings of shareholders of the Company and at any adjournment thereof at which the Conversion Issuance is put to a vote.

         6.8 Escrow Agreement. Simultaneously with the execution of this Agreement, each Investor and the Company shall execute an Escrow Agreement, substantially in the form of Annex F hereto (the "Escrow Agreement").

                                    SECTION 7

                                     ACCESS

         7.1      Access; Notification of Certain Matters.

                  (a) Upon reasonable notice, the Company shall afford the Investors and their representatives reasonable access during normal business hours to the offices, properties, books, records and personnel of the Company and its subsidiaries and such additional information concerning the business and properties of the Company and its subsidiaries as the Investors and their representatives may reasonably request. The Company shall instruct its and its subsidiaries' employees, counsel and financial advisors to cooperate with the Investors in their investigation of the business of the Company and its subsidiaries.

                  (b) Between the date hereof and the Closing or the earlier termination of this Agreement as provided herein, the Company shall, promptly (and in any event within five (5) business days after obtaining knowledge thereof), notify the Investors of any action or event which could reasonably be expected to have a Company Material Adverse Effect.

         7.2 Confidential Information. The Company and each Investor for themselves, their respective directors, officers, employees, Affiliates, agents and representatives covenant with each other that they each will use all information provided by or relating to the other parties acquired by them pursuant to the provisions of this Agreement or in the course of negotiations with, or examinations of, the other parties (the "Confidential Information") only in connection with the transactions contemplated hereby and not in any way detrimental to the other parties and shall cause the Confidential Information obtained by them pursuant to this Agreement and such negotiations and examinations to be treated as confidential, except as may otherwise be required by law or the rules or regulations of Nasdaq or as may be necessary or appropriate in connection with the enforcement of this Agreement or any instrument or document referred to herein or contemplated hereby, and provided that to the extent that any such party or any Affiliate thereof may become legally compelled to disclose any Confidential Information, such party shall give notice to and consult with the party providing such information prior to disclosing such information. Notwithstanding the foregoing no recipient of Confidential Information (each, a "Recipient") shall be required to maintain the confidentiality of Confidential Information that (i) is or becomes generally available to the public other than as a result of disclosure by the Recipient or any party to whom the Recipient has disclosed such information; (ii) is obtained by the Recipient, on a non-confidential basis, from a third party entitled to disclose such information or (iii) is already known by the Recipient at the time such information is received by the Recipient. In the event of termination of this Agreement, each Recipient will cause to be delivered to the party providing such information all documents, work papers and other material containing Confidential Information obtained by it from such party, whether so obtained before or after the execution of this Agreement.

                                    SECTION 8

                                   TERMINATION

         8.1 Termination. This Agreement may be terminated and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Closing Date, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated by this Agreement, pursuant to a written notice of such termination, as follows:

                  (a) by mutual written consent of the Company and a Majority in Interest of the Investors;

                  (b) by either the Company or a Majority in Interest of the Investors if the Closing shall not have occurred on or before February 28, 2002; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach has caused the failure of the Closing to occur on or before such date;

                  (c) by either the Company or a Majority in Interest of the Investors if there shall be any restraining order, injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Closing or any of the other transactions contemplated hereby which is final and nonappealable;

                  (d) by a Majority in Interest of the Investors upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, such that the conditions set forth in Section 5.1(a) would not be satisfied ("Terminating Company Breach"); provided, however, that if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for as long as the Company continues to exercise such efforts, but not beyond the date specified in paragraph (b) above, the Investors may not terminate this Agreement under this Section 8.1(d);

                  (e) by the Company with respect to a particular Investor upon a breach of any representation, warranty, covenant or agreement on the part of such Investor set forth in this Agreement, or if any representation or warranty of such Investor shall have become untrue, such that the conditions set forth in
Section 5.2(a) would not be satisfied ("Terminating Investor Breach");

                  (f) by the Company at any time that the Investors (which shall include Substitute Investors as from time to time reflected on Annex A hereto) are not collectively obligated as parties to this Agreement to purchase all of the Shares.

         8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of the Investors (including any Substitute Investors) or the Company, and all rights and obligations of each party hereto shall cease, other than the obligations set forth in Sections 6.1 and 7.2 hereof; provided, however, that nothing herein shall relieve any party from liability for any willful or intentional breach of any covenant or agreement of such party contained in this Agreement.

                                    SECTION 9

                                     GENERAL

         9.1 Amendments, Waivers and Consents. No covenant or other provision hereof may be waived otherwise than by a written instrument signed by the party so waiving such covenant or other provision. The waiver or failure to insist upon strict compliance with any condition or provision hereof shall not operate as a waiver of, or estoppel with respect to, any subsequent or other waiver or failure. This Agreement may not be amended or modified except by an instrument in writing signed by the Company and a Majority in Interest of the Investors.

         9.2 Survival of Representations, Warranties and Covenants, Assignability of Rights. All representations and warranties made herein and in the certificates, exhibits or schedules delivered or furnished by or on behalf of a party to the other party in connection herewith shall terminate as of the Closing. Except as otherwise provided in this Agreement, all covenants, agreements, representations and warranties shall inure to the benefit of the successors and assigns of the parties.

         9.3 Governing Law. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Delaware (without giving effect to principles of conflicts of law the effect of which would cause the application of domestic substantive laws of any other jurisdiction).

         9.4 Counterparts. This Agreement may be executed simultaneously in any number of counterparts (including by facsimile), each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

         9.5 Notices and Demands. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via confirmed facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (i) If to any Investor, to the address set forth on the Investor's signature page hereto, and

                  (ii)     If  to the Company:

                           Capital Environmental Resource Inc.
                           1005 Skyview Drive
                           Burlington, Ontario L7P 5B1
                           Attention: Thomas E. Durkin, III
                           Facsimile: (905) 319-9050

                           with a copy to:

                           Karen A. Dewis
                           McDermott, Will & Emery
                           600 Thirteenth Street, NW
                           Washington, DC 20005-3096
                           Facsimile:  (202) 756-8087

                           with a copy to:

                           Barry G. McGee
                           Blake, Cassels & Graydon LLP
                           Suite 2800, Box 25
                           Commerce Court West
                           199 Bay Street
                           Toronto, Ontario M5L 1A9
                           Facsimile: (416) 863-2653

         9.6 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

         9.7 Integration. This Agreement, including the exhibits, documents and instruments referred to herein or therein, constitute all of the agreements and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         9.8 No Assignment. Except pursuant to Section 1.3(b) hereof, this Agreement may not be assigned, pledged, hypothecated or otherwise transferred by the Company or any Investor.

         9.9 Investor Obligations Several Not Joint. All obligations of the Investors hereunder are several and not joint.

         9.10 Third-Party Beneficiary. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.



                            [Signature pages follow]

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                       CAPITAL ENVIRONMENTAL RESOURCE INC.


                                       By
                                         ---------------------------------------
                                       Name:
                                       Title:

                                       INVESTORS

                                       Name:
                                            ------------------------------------
                                       Number of Shares:
                                                        ------------------------
                                       Purchase Price:  US $
                                                            --------------------

                                       Jurisdiction of Residence:
                                                                 ---------------

                                       Address:

                                                                         Annex C


                                    GLOSSARY
                                    --------

         As used herein, the following terms shall have the following meanings:

         "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

         "Ancillary Documents" means the Registration Rights Agreement, the Escrow Agreement and any other document referred to herein that is required to be executed by the Company or the Investors as a condition to closing.

         "Canadian Competition Act" means the Competition Act (Canada), R.S. 1985 c. C-34, as amended.

         "Company Material Adverse Effect" shall mean any material adverse effect on the business, operations, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

         "Disclosure Schedule" means the disclosure statement delivered at or prior to the execution of this Agreement by the Company to the Investor setting out certain information relating to the Company.

         "Environmental Law" means any Federal, state, provincial, local or foreign law, statute, ordinance, rule, regulation, code, standard, guideline, policy, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to (x) the protection, preservation or restoration of the environment (including, without limitation, air, surface water, groundwater, surface land, subsurface land or plant and animal life) or to human health or safety or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "Federal" shall mean of or relating to the federal government of each of the United States and Canada.

         "GAAP" means generally accepted accounting principles as in effect in the United States of America from time to time.

         "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law and any substance that may harm, impair or cause an adverse effect to the environment (including, without limitation, air, surface water, groundwater, surface land, subsurface land or plant and animal life) or to human health or safety and property. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

         "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         "Investment Canada Act" means the Investment Canada Act, R.S. 1985, c. 28 (1st Supp.), as amended.

         "Liability" means any liability or obligation (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or become due).

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien, claim or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge).

         "Majority in Interest of the Investors" means Investors holding, or committed to purchase hereunder, a majority of the Shares.

         "Nasdaq" shall mean The Nasdaq Stock Market, including the Nasdaq National Market and the Nasdaq SmallCap Market.

         "Ontario Securities Act" means the Securities Act (Ontario) R.S.O 1990, c.S.5 (as amended) and the rules and regulations promulgated thereunder.

         "Person" means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization.

         "SEC" means the Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         As used herein, the following terms shall have the meanings ascribed to them in the Section of this Agreement opposite each such term:

                   Term                                    Section
                   ----                                    -------
                   Agreement                               Preamble
                   Closing                                 1.3(a)
                   Closing Date                            1.3(a)
                   Company Required Statutory              2.3(c)
                     Approvals
                   Common Shares                           2.2
                   Company SEC Reports                     2.4(a)
                   "control"                               Annex B
                                                    ("Affiliate" definition)
                   Confidential Information                7.2
                   Conversion Issuance                     2.12
                   Credit Facility                         2.9
                   Escrow Agreement                        6.8
                   Investor Transaction Expenses           6.1(a)
                   Investors                               Preamble
                   Material Contracts                      2.14
                   Per Share Purchase Price                1.1
                   Preferred Shares                        2.2
                   Purchase Price                          1.2
                   Recipient                               7.2
                   Registration Rights Agreement           5.1(d)
                   Rights Agreement                        2.2(b)
                   Series 1 Preferred Shares               Preamble
                   Shares                                  1.1
                   Special Meeting                         2.12
                   Substitute Investor                     1.3
                   Terminated Investor                     1.3
                   Terminating Company Breach              8.1(d)
                   Terminating Investor Breach             8.1(e)
                   Underlying Common Shares                2.2(b)
                   Waste Services Agreement                Preamble